# SEC Schedule 13G/A (Amendment No. 7) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CHEWY, INC., CIK 0001766502
CUSIP: 16679L109
Title of class of securities: Class A Common Stock, $0.01 par value
Address of issuer's principal executive offices: 7700 WEST SUNRISE BOULEVARD, Plantation, Florida (FL), 33322
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001778154

## Reporting persons
- BC Partners Holdings Limited: type of reporting person: other (OO); citizenship or place of organization: Guernsey (Y7); sole voting power 0; shared voting power 176,478,229; sole dispositive power 0; shared dispositive power 176,478,229; aggregate amount beneficially owned 176,478,229 (42.56% of the class)
  Comment: The reported securities represent 176,478,229 shares of Class A Common Stock that are issuable upon conversion of shares of Class B Common Stock on a one-for-one basis. The reported percentage is calculated assuming 414,638,724 shares of Common Stock outstanding based upon (i) 238,160,495 shares of Class A Common Stock outstanding as of November 3, 2025 as provided by the Issuer, as increased by (ii) 176,478,229 shares of Class A Common Stock that are issuable upon conversion of the shares of Class B Common Stock held by the Reporting Persons.
- CIE Management IX Limited: type of reporting person: other (OO); citizenship or place of organization: Guernsey (Y7); sole voting power 0; shared voting power 176,478,229; sole dispositive power 0; shared dispositive power 176,478,229; aggregate amount beneficially owned 176,478,229 (42.56% of the class)
  Comment: The reported securities represent 176,478,229 shares of Class A Common Stock that are issuable upon conversion of shares of Class B Common Stock on a one-for-one basis. The reported percentage is calculated assuming 414,638,724 shares of Common Stock outstanding based upon (i) 238,160,495 shares of Class A Common Stock outstanding as of November 3, 2025 as provided by the Issuer, as increased by (ii) 176,478,229 shares of Class A Common Stock that are issuable on a one-for-one basis upon conversion of shares of Class B Common Stock held by the Reporting Persons.
- Argos Holdings GP LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 176,478,229; sole dispositive power 0; shared dispositive power 176,478,229; aggregate amount beneficially owned 176,478,229 (42.56% of the class)
  Comment: The reported securities represent 176,478,229 shares of Class A Common Stock that are issuable upon conversion of shares of Class B Common Stock on a one-for-one basis. The reported percentage is calculated assuming 414,638,724 shares of Common Stock outstanding based upon (i) 238,160,495 shares of Class A Common Stock outstanding as of November 3, 2025 as provided by the Issuer, as increased by (ii) 176,478,229 shares of Class A Common Stock that are issuable on a one-for-one basis upon conversion of shares of Class B Common Stock held by the Reporting Persons.
- Argos Holdings L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 176,478,229; sole dispositive power 0; shared dispositive power 176,478,229; aggregate amount beneficially owned 176,478,229 (42.56% of the class)
  Comment: The reported securities represent 176,478,229 shares of Class A Common Stock that are issuable upon conversion of shares of Class B Common Stock on a one-for-one basis. The reported percentage is calculated assuming 414,638,724 shares of Common Stock outstanding based upon (i) 238,160,495 shares of Class A Common Stock outstanding as of November 3, 2025 as provided by the Issuer, as increased by (ii) 176,478,229 shares of Class A Common Stock that are issuable on a one-for-one basis upon conversion of shares of Class B Common Stock held by the Reporting Persons.
- Citrus Intermediate Holdings L.P.: type of reporting person: partnership (PN); sole voting power 0; shared voting power 176,478,229; sole dispositive power 0; shared dispositive power 176,478,229; aggregate amount beneficially owned 176,478,229 (42.56% of the class)
  Comment: The reported securities represent 176,478,229 shares of Class A Common Stock that are issuable upon conversion of shares of Class B Common Stock on a one-for-one basis. The reported percentage is calculated assuming 414,638,724 shares of Common Stock outstanding based upon (i) 238,160,495 shares of Class A Common Stock outstanding as of November 3, 2025 as provided by the Issuer, as increased by (ii) 176,478,229 shares of Class A Common Stock that are issuable on a one-for-one basis upon conversion of shares of Class B Common Stock held by the Reporting Persons.

## Item 1. Issuer
Name of issuer: CHEWY, INC.
Address of issuer's principal executive offices: 7700 West Sunrise Boulevard, Plantation, Florida 33322

## Item 2. Person Filing
Name of person filing:
This Statement is being jointly filed by each of the entities below pursuant to Rule 13d-1(k) promulgated by the SEC pursuant to Section 13 of the Act, all of whom together are referred to herein as the "Reporting Persons":

(i) BC Partners Holdings Limited
(ii) CIE Management IX Limited
(iii) Argos Holdings GP LLC
(iv) Argos Holdings L.P.
(v) Citrus Intermediate Holdings L.P.
Address of principal business office or, if none, residence:
The principal business address of each of the Reporting Persons is as follows:

650 Madison Avenue
New York, New York 10022
Citizenship: See responses to row 4 on each cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See responses to row 9 on each cover page.

Argos Holdings GP LLC ("GP LLC") is the general partner of Argos Holdings L.P. ("Argos"). Argos is the sole common equity holder of Citrus Intermediate Holdings L.P. ("Citrus"), which indirectly is the sole equity holder of Citrus Intermediate Topco LLC and Buddy Chester Sub LLC, the direct holders of the reported securities. GP LLC is the general partner of Citrus. CIE Management IX Limited controls a majority of the equity interests of GP LLC and has the power to appoint members to the board of directors of GP LLC who may exercise majority voting power at meetings of the board of directors of GP LLC. BC Partners Holdings Limited is the controlling shareholder of CIE Management IX Limited.

Pursuant to Rule 13d-1 of the Act, the Reporting Persons expressly declare that the filing of this Statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Statement held by any other person.
Percent of class:
See responses to row 11 on each cover page.

All ownership percentages reported herein are calculated assuming 414,638,724 shares of Common Stock outstanding based upon (i) 238,160,495 shares of Class A Common Stock outstanding as of November 3, 2025 as provided by the Issuer, as increased by (ii) 176,478,229 shares of Class A Common Stock that are issuable upon conversion of shares of Class B Common Stock held by the Reporting Persons. Based on these calculations, the Reporting Persons may be deemed to share beneficial ownership of 42.56% of the Issuer's outstanding shares of Class A Common Stock.
Sole power to vote or to direct the vote: See responses to row 5 on each cover page.
Shared power to vote or to direct the vote: See responses to row 6 on each cover page.
Sole power to dispose or to direct the disposition: See responses to row 7 on each cover page.
Shared power to dispose or to direct the disposition: See responses to row 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- BC Partners Holdings Limited: /s/ Mark Rodliffe, /s/ Karen Jamieson, Mark Rodliffe / Authorized Signatory, Karen Jamieson / Authorized Signatory (11/10/2025)
- CIE Management IX Limited: /s/ Mark Rodliffe, /s/ Matthew Elston, Mark Rodliffe / Authorized Signatory, Matthew Elston / Authorized Signatory (11/10/2025)
- Argos Holdings GP LLC: /s/ Michael Chang, Michael Chang / Authorized Signatory (11/10/2025)
- Argos Holdings L.P.: /s/ Michael Chang, Michael Chang / Authorized Signatory (11/10/2025)
- Citrus Intermediate Holdings L.P.: /s/ Michael Chang, Michael Chang / Authorized Signatory (11/10/2025)
Comment: Exhibit I Joint Filing Agreement, incorporated into this Schedule 13G by reference to Exhibit I of the Amendment 6 to the Schedule 13G filed with the SEC on February 12, 2024.